JET GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED FEBRUARY 29, 2008

REPORT DATE

April 21, 2008

This Management Discussion and Analysis (the “MDA”) provides relevant information on the operations and financial condition of Jet Gold Corp. (the “Company”) for the quarter ended February 29, 2008. This MD&A has been prepared as of April 21, 2008.

The Company’s activities are primarily directed towards exploration and development of mineral interests. The realization of amounts shown for mineral claims, oil and gas and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the disposition of these properties. The carrying values of mineral claims, oil and gas and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended August 31, 2007 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta.  Its head and principal office is located at 507 – 475 Howe Street Vancouver, British Columbia, V6C 2B3.  It’s registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand the Company’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Naskeena Coal Property –British Columbia

The Company has acquired a large-scale exploration coal property in Northern British Columbia which is 27 miles from the Terrace, B.C., railhead and about 100 miles from the Prince Rupert coal terminal.

The 45-square-kilometre (17-square-mile) parcel of claims is known as the Naskeena property.

Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, the Company’s consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

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Jet Gold February 29, 2008 MD&A

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According to the 1914 report by G.F. Monckton, the coal is high carbon content, with an average exceeding 75 per cent, with low ash and low sulphur content. The property stretches for 12 miles and is up to 2-1/2 miles wide. According to the initial report, much of the coal appears to sit close to the surface. Currently the property is bisected by a paved road, is 27 miles from the Terrace, B.C., railhead.  The Company has a copy of the rail line access survey and an "Interim Environmental Impact study CN-Meziadin project mile 0-75," dated November, 1973.   A high-tension power line bisects the property.

The property, subject of a 1914 report, by geologist G.F. Monckton, ME, described two samples of coal as containing:

COAL SAMPLES

sample No. 1

Sample No. 2

Moisture

2.0%

 4.0%

Volatile

combustible

matter

3.75%

4.7%

Fixed carbon

75.7%

78.75%

Ash

15.0%

15.0%

Sulphur

0.5%

0.6%

Reports from the Company’s consultants describe the area where coal would be mined as adjacent to, but clear of, the Big Cedar River. A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands. The Big Cedar/River is in its own well-defined channel. There is up to two kilometres of potential mineable ground for over 10 kilometres of length on essentially flat ground totally clear of the Big Cedar River. Coals seams are exposed on surface in numerous areas across the claims.

Management will be analyzing various uses for the coal reserve from PCI uses as coking coal, thermal generation and electrical utility plants, coal gasification, and also the possibility of coal bed methane. Worldwide, coal-fired electrical generators produce a substantial portion of all electricity -- more than 40 per cent, topping all other sources. Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

Exploration Program

The First Phase of exploration was budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place. This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

The Second and Third Phases budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

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Jet Gold February 29, 2008 MD&A

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With promising results, the option of further work and exploration will be carried out on the property during the 2008 season.

2007 Drilling Program

The first phase of diamond drilling at the Naskeena coal project has identified the main coal bearing environment. This phase of the drilling included ten holes totaling 3,000 feet on or adjacent to the known coal showings reported by G.F. Monckton in 1914. The depth of these holes ranged from 200 feet to 266 feet. In addition, a single 500 foot hole was completed to assess the strata. Multiple coal beds ranging from one to five feet thickness were intersected in seven holes. Diamond drill hole #6 intersected seven beds, starting at 45 feet from surface down to 155 feet. Of note, this hole had two five foot thick beds within 50 feet. Typical depth of intersection ranges from 50 feet to 150 feet inclusive of overburden. Minor beds were also found in the remaining four holes, which were drilled into younger strata.

At this time, the drilling program substantiates Monckton’s assessment of the strata configuration in relation to the age and distribution of the coal beds. Detailed assessment of the core, prospecting and additional drilling will be required to further isolate this environment and determine the most viable pit configuration. With a clear understanding emerging on the geology of the coal occurrence, areas where the coal will thicken substantially can be predicted and focused on. In coal deposits of this nature, it is common to find areas of anticline, syncline or other geological feature areas where the coal seams will expand to much greater thicknesses over a short distance.

With the identification of the coal bearing environment, three additional diamond drill holes totaling approximately 1,000 feet have been undertaken. This phase moved the drill some 1.5 miles south from the known showing to the approximate middle of Jet’s southern most tenure. At this location, the coal bearing environment and coal appear to have been intersected again within 75 feet from the surface. These results are preliminary and detailed qualitative and quantitative results will be available once assays are available. At this time, a qualified person has not completed sufficient work to relate this current data to the historic data, nor has adequate data been collected to make estimates on the resource. The Company is committed to its ongoing exploration program.

The overburden on the property ranges from surface down to 100 feet. The scale of the property requires significant drilling to further define the coal beds and so the Company will continue to prepare for additional drilling during the break. As core logging on the completed holes is correlated, the new data will be used to forecast the coal bearing environment’s configuration. Cores are presently being logged, split and readied to be sent to the lab for assay. Previous field testing with a voltmeter on a number of samples reveal excellent conductivity, which indicates high carbon content in the coal. However, this is not yet conclusive and will be verified by lab testing.

The Company is planning on drilling in excess of 100 holes to fully evaluate the resources of this large property. We expect the drilling to continue in 2008. Resource calculations in accordance with NI 43 – 101 standards will be generated to plan on the following phase of development.

The Company has received numerous expressions of interest in its project ranging from invitations to supply coal to Asian markets to outright offers of interest in joint venture in the project. We are early in the development of this project so we must complete more development work before we can act on the expression of interest received to date.

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Jet Gold February 29, 2008 MD&A

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Atlin Property – British Columbia

During the year end 2006 the Company expended $83,325 and in the year ended 2005 the Company expended $20,694 for total expenditures of $104,019 on two claim groups in Northern British Columbia. The Boyer’s Creek claim is located NW of Dease Lake, B.C. and the Consolation Creek claim is located NE of Atlin B.C.

The Company’s work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The Company’s geological consultant, Alex Burton, P.Eng., had designed an exploration program for the summer and fall, 2006, which includes the trenching of the property to expose bedrock and any possible gold ore bearing systems.  This program will also test the placer gravels overlying the lode claims for gold content. During the month of August, 2006, the Company carried out exploration activities composed of sampling and trenching on the property.  A major part of the work was excavator trenching to sample the bedrock in the ancient stream bed. Because of limitations in time and equipment the goal was not attained.

The Company abandoned the Atlin placer project and accordingly, exploration expenditures in the aggregate of $94,018 have been written-off as at August 31, 2007.The Company will continue to explore the lode claims for gold, uranium and molybdenum.  During the year the Company acquired additional claims in the area covering showings or indications of Molybdenum and uranium.  These claims will be further explored in grass roots programs during the coming work season.

Kshish Molybdenum Property – British Columbia

The Kshish molybdenum property is located 15 kilometres northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road. As well, the access road to the Kshish property is within one kilometre of the Canadian National rail line. The Kshish property covers an area of 4,082 hectares and ranges in elevation from 400 metres to 1,500 metres.

The core property, 730 hectares, consists of molybdenum geochemical anomalies occurring over approximately five kilometres and a large block of additional claims, 3,352 hectares, staked by Jet Gold in October on the recommendation of Alex Burton, PGeo. Mr. Burton recommended the staking of this additional ground based on observed conditions as well as anomalous B.C. Geologic Survey geochemical samples located farther to the northwest on Lean-to Mountain.

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Jet Gold February 29, 2008 MD&A

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The Kshish property was discovered in 1966 and sat unnoticed until new logging roads were built into the area which exposed significant amounts of bedrock. Exposures along these roads prompted a review of the 1960s exploration work. This exploration work, undertaken in 1967 and 1968 for Amax Exploration, included 675 geochemical samples. The results of this work were summarized in a non-National Instrument 43-101-compliant report titled, "Geological and Geochemical Report on the Mt. Vanarsdoll Property Nar Claims, Gambardella & Allan 1968 ARIS 1661." The report identified two zones of anomalous molybdenum values.

Based on this, Jet Gold is currently planning an exploration program to begin in the first-half of 2008 which will include stream sediment sampling for the entire area as well as prospecting and geologic mapping with a view to establishing diamond drill targets.

A preliminary assessment suggests that the early-stage Kshish property has geological characteristics similar to the Shan property, held by BCM Resources, which is located approximately 12 kilometres to the northeast. Significantly, the Shan and Shan North showings straddle the contact between older Hazelton volcanic rocks and a newer intrusive body. This is the same contact covered by the Kshish property.

Additional Claims

During the quarter the Company acquired additional claims in the Terrace, B.C.  area by staking. The claims cover areas of indicated mineral showings of gold, silver, molybdenum and uranium.

The Company plans to conduct initial exploration work during the coming summer exploration season to determine further potential.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

The Stewart No. 1 has been plugged and was abandoned due to poor flow rates and accordingly, $26,042 in exploration costs has been written-off as of August 31, 2006. As of August 31, 2007 the carrying value was $10,315 which consists of $5,410 in acquisition costs and $4,905 in exploration costs.

The Company has received confirmation from its operator of record, Horizon Industries Ltd. (“Horizon”), as well as from the Authorization for Expenditure (AFE), to drill the Stewart No. 2 well in Goliad County, Texas. Horizon has finalized a drilling contract and is currently completing negotiations with the landowner over rig and pipeline access. The well is expected to be spudded in early 2008.

The Stewart No. 2 well will be drilled to a total depth of 3,400 feet to test a Frio anomaly. The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.

Funk Property – Texas

The Company has acquired a 5% working interest in a drilling program for natural gas in a prospect known as the Funk lease located in Goliad County, Texas. The project is comprised of two tracts of land comprising 240 acres and 160 acres in an area of current production of natural gas.

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Jet Gold February 29, 2008 MD&A

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The Funk No. 1 well was drilled to a total depth of 2,530 feet. Logs were completed indicating 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. The well flowed at approximately 200 MCF per day until August 2007. Currently, the operator is determining the feasibility of re-stimulating this zone or perforating another zone up-hole.

In 2006, the Funk No. 2 well was drilled, cased and completed at a depth of 6,060 feet. Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations. The lowermost zones were perforated including the Cook Mountain and Yegua formation with limited success. Most recently, the lowermost Frio zone was perforated and in September 2007, was put to sales on a 9/64ths choke. The well currently has a stable flow rate of approximately 200 MCF per day and flowing tubing pressure of 1,000 psi.

As part of the Funk acquisition the Company also obtained a 2.5% interest in two shut in gas wells on the lease.  These well have been tested and were put into service briefly but proved to be uneconomic  and have been shut-in.

Harris #2 Property – Texas

The Company has elected to participate in two Additional Joint Venture Units. The joint venture was formed to secure, re-enter, re-establish, re-open, manage, cultivate, drill and operate the Harris-N- Well Number 2 on leased real property located in the Harris NE oil and gas fields in Live Oak County, Texas.

Originally drilled in November, 1985, the operation of the Well has always been productive, but unfavourable oil and gas prices caused it to be shut–in in August 1992. The Well shall be re-entered and drilled to its original depth of +- 8,800 feet. A number of pay zones are expected to be re-explored including the Wilcox and Wilcox-McHank sands. The production to date has been 11,600 BO(Barrels of oil) and 1,205,831 MCFG(Thousand cubic feet of gas).

The operator is the final stages of re-opening the Harris #2 gas well and is expected shortly.

Wanner 27-1 Property – North Dakota

The Company has elected to acquire an Option to Purchase a 1 ½% back in working interest in a drilling program for oil in a prospect known as the Wanner 27-1 well located in Stark County, North Dakota.

The Wanner well has been drilled to depth and is waiting for completion.

Set Ga Done Project, Shan State, Union of Myanmar

The Company had entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company had expended an initial US$200,000 (done) in acquisition and exploration costs and advanced US$50,000 (done) as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward had entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

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Jet Gold February 29, 2008 MD&A

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On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., signed an agreement to option the Set Ga Done gold property to Quad Energy SA (“Quad”). The Company and Leeward currently hold a 75-per-cent interest in the property, with the Government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to January 7, 2008.

The Company's interest would be reduced to 18.4% in the event all funds are spent.  The joint venture partnership would then be composed of the Company, Leeward and Quad.

Leeward and the Company were advised by Quad that they were unable to obtain financing to meet the exploration requirements.

Due to political instability and Quad’s inability to finance the exploration program the Company and Leeward decided not to spend any additional funds and as a result abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,907 have been written-off as of August 31, 2007.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company’s audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2007	2006	2005
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(1,008,122)	(359,187)	(317,155)
(Loss) income per share – basic and diluted	($0.05)	($0.02)	($0.02)
Net income (loss)	(1,008,122)	(359,187)	(317,155)
Net income (loss) per share – basic and diluted	($0.05)	($0.02)	($0.02)
Total assets	890,928	1,419,000	791,343
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2005 the Company had property expenditures of $73,251 on the Set Ga Done. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Company’s Audited Financial Statements dated August 31, 2004 and 2005 filed on SEDAR.

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Jet Gold February 29, 2008 MD&A

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For the year ended August 31, 2006 the Company had property expenditures of $52,438 on the Set Ga Done and also optioned the property to Quad in which Quad can earn up to 51%.The Company acquired the Atlin property and had expenditures of $83,325 and the Naskeena Coal property and had expenditures of $134,914.The Company also acquired a 5% interest in a gas well in Texas. For greater detail please see the Company’s Audited Financial Statements dated August 2005 and 2006.

For the year ended August 31, 2007 the Company had property expenditures of $472,763 on the Naskeena coal property and abandon the Set Ga Done and the Atlin property and accordingly wrote off exploration expenditures in the amounts of $503,907 and $94,108 respectively. For greater detail please see the Company’s Audited Financial Statements dated August 2006 and 2007.

Results of Operation for the period ended November 30, 2007 and the year ended August 31, 2007

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2007 and 2006

Quarter ended February 29, 2008 Financial Results

Overview

For the period ending February 29, 2008 the Company incurred a loss of $204,536 ($0.01 per share) compared to a loss of $249,257 ($0.01 per share) for the period ended February 29, 2007. The Company expects to continue losses for Fiscal 2008 as it develops its mineral properties.

Expenses

General and administration expenses totaled $204,571 for the period ended February 29, 2008 compared to $149,158 for the period ended February 29, 2007. Details of the three largest general and administration are as follows:

Stock based compensation of $116,060 (2007 - $16,499) as a result of the Company issuing stock options under the option plan during the quarter.

Administration and consulting fees of $40,500 (2007 - $33,300) consisted of $27,000 (2007 – $24,000) management consulting to an officer and director of the Company as a result of the activities of the Company, $9,000 (2007 - $9,000) to a company controlled by an officer of the Company for administrative services and $4,500(2007 - $300) for other.

Insurance of $13,175 (2007 - $13,860) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

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Jet Gold February 29, 2008 MD&A

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2007 Financial Results

Overview

For the year ending August 31, 2007 the Company incurred a loss of $1,008,122 ($0.05 per share) compared to a loss of $359,187 ($0.02 per share) for the period ended August 31, 2006. The Company expects to continue losses for Fiscal 2008 as it develops its mineral properties.

Expenses

General and administration expenses totaled $447,015 for the year ended August 31, 2007 compared to $336,655 for the year ended August 31, 2006. Details of the general and administration are as follows:

Stock based compensation of $207,250 (2006 - $73,265) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $61,827 (2006 - $99,678) consisting of $10,000 (2006 – $30,000) as a result of the Company entering into an investor relations agreement which was terminated on October 31, 2006, $51,827 (2006 - $69,678) for web site enhancement, advertising in trade magazine and public relations.

Administration of $48,000 (2006 - $48,000) consists of management consulting to an officer and director of the Company as a result of the activities of the Company

Legal, audit and accounting of $38,533 (2006 - $37,739) consisting of $5,923 (2006 - $11,870) for legal and $32,610 (2006 - $25,869) for audit and accounting.

Consulting of $23,296 (2006 - $18,500) consisting of $18,000 (2006 - $16,000) for accounting and administration fees paid to an officer and $5,296 (2006 - $2,500) for other.

Insurance of $13,860 (2006 - $Nil) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

Other

The Company abandoned the Atlin placer project and accordingly exploration expenditures in the aggregate of $94,018 have been written-off. The Company will continue to explore the lode claims for gold, uranium and molybdenum and thus maintaining the acquisition cost.

The Company also abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,907 have been written-off.

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Jet Gold February 29, 2008 MD&A

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SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending August 31, 2007. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000’s	Feb 29, 2008	Nov 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31 2006	May 31, 2006
Revenue	-	-	-	-	-	-	-	-
Loss before extraordinary items	(48.3)	(156.2)	(582.5)	(176.3)	(163.4)	(85.9)	(79.6)	(136.9)
Loss per share –basic and diluted	(0.00)	(0.01)	(0.03)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)
Net loss	(48.3)	(156.2)	(582.5)	(176.3)	(163.4)	(85.9)	(79.6)	(136.9)
Net loss per share – basic and diluted	(0.00)	(0.01)	(0.03)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

During the quarters ending February 28, 2006 to August 31, 2006, the Company was consistent in its general and administration expenses. The increase in the lose for the quartered ended May 31, 2006 was option compensation of $25,727 and investor relations of $43,772.The increase in the loss for the quarter ending August 31, 2006 was attributed to the write off of the Stewart #1 in the amount of $26,042.

During the quarter ended November 30, 2006 the Company was consistent with prior periods.

During the quarter ended February 28, 2007 the general and administrative expenditures were consistent with prior years and the Atlin placer project was abandoned and accordingly the exploration expenditures in the amount of $94,018 were written off. The Company will continue to explore the lode claims for gold, uranium and molybdenum.

During the quarter ending May 31, 2007 the general and administration expenses general and administrative expenditures were consistent with prior quarters. The Company had $127,709 of exploration expenditures on the Naskeena coal property as well as acquiring oil and gas interests in the Harris #2($27,564) and Wanner 27-1($21,371) wells.

During the quarter ending August 31, 2007 the general and administration expenses general and administrative expenditures were consistent with prior quarters. The Company had $149,728 of exploration expenditures on the Naskeena coal property. The Company also abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,906 have been written-off.

During the quarter ending February 29, 2008 the general and administrative expenditures were consistent with prior quarters with the exception of stock based compensation of $116,060, as a result of options issued during the period.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date.

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Jet Gold February 29, 2008 MD&A

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LIQUIDITY AND CAPITAL RESOURCES

As of February 29, 2008 the Company has working capital of $79,516 (2007 - $442,976). The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company closed a private placement financing on January 9, 2007, of 900,000 flow through units at a price of $0.15 for proceeds of $135,000 and 100,000 units at a price of $0.15 for proceeds of $15,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two years from date of closing of the private placement. The funds will be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has issued and outstanding common shares as follows. The authorized share capital is unlimited no par value common shares.

	Number of
	Common Shares		Amount

Balance, August 31, 2006
Issued for cash
Exercise of options	75,000		10,000
Exercise of warrants	315,000		46,500
Private placement	100,000		15,000
Private placement - flow-through shares	900,000		135,000
Issued for mineral interests	400,000		96,000
Future income tax effect on flow through share renunciation	-		(45,755)
Fair value of options exercised	-		8,560

Balance, August 31, 2007		$
Issued for cash
Exercise of options	625,000		78,750
Exercise of warrants	480,000		73,000
Issued for mineral interests	250,000		40,000
Fair value of options exercised	-		74,487

Balance, April 21, 2008	23,368,755		5,407,846

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Jet Gold February 29, 2008 MD&A

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As of the date of this MD&A the Company had the following incentive stock options outstanding:

		Outstanding				Outstanding
	Exercise	August 31,				April 21,
Expiry Date	Price	2007	Granted	Exercised	Forfeited	2008

April 13, 2008 *	$ 0.25	225,000	-	-	-	225,000
October 27, 2008	$ 0.15	275,000	-	250,000		25,000
September 29, 2009	$ 0.20	200,000	-	-	-	200,000
December 31, 2009	$ 0.20	50,000	-			50,000
September 1, 2010	$ 0.10	390,000	-	350,000		40,000
March 6, 2011	$ 0.13	100,000	-	-	-	100,000
March 9, 2011	$ 0.13	75,000	-	-	-	75,000
October 30, 2011	$ 0.17	100,000		-	-	100,000
January 24, 2012	$ 0.20	75,000		-	-	75,000
April 18, 2012	$ 0.25	848,000		25,000	-	823,000
October 15, 2012	$0.185		775,000			775,000
		2,338,000	775,000	625,000		2,488,000

*The Company paid a finders fee on a private placement that closed on April 13, 2006.The Company issued 225,000 agent options exercisable at $0.25 for two years from closing into units, comprising one share and one warrant exercisable at $0.35 for two years from closing.

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

		Outstanding				Outstanding
	Exercise	August 31,				April 21,
Expiry Date	Price	2007	Issued	Exercised	Expired	2008

October 28, 2006/2007	$ 0.12/$ 0.15	620,000	-	470,000	150,000	-
April 13, 2008	$ 0.35	2,250,000	-	-	2,250,000	-
April 13, 2008	$ 0.35	225,000	-	-	225,000	-
January 9, 2009	$ 0.25	970,000	-	10,000	-	960,000

		4,065,000	-	480,000	2,625,000	960,000

RELATED PARTY TRANSACTIONS

During the period ended February 29, 2008 and 2007 the Company entered into the following transactions with related parties.

Expenditure	February 29, 2008	February 28, 2007

Office and administrative services	$16,500	$16,500
Office lease	1,620	1,500

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Jet Gold February 29, 2008 MD&A

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Office and administrative services contracts entered into between Robert Card, President and Blaine Bailey, CFO was entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company.

The Company paid $27,000 (2007 - $24,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $3,910 (2007 - $3,080) for office rent to a company controlled by the president. The Company paid $9,000 (2007 - $9,000) to a company controlled by an officer of the Company for consulting.

The president of the Company is a member, as to a 25% interest, in the optionor of the Naskeena Group Property (note 4(c)).

Directors and officers of the Company exercised options to acquire 625,000 (2006 - Nil) shares for proceeds of $78,750 (2006 - $Nil).

INVESTOR RELATIONS

The Company has no Investor Relations agreements.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

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Jet Gold February 29, 2008 MD&A

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Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company’s exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

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Jet Gold February 29, 2008 MD&A

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